Exhibit 12.1

Invesco Ltd

Ratio of Earnings to Fixed Charges

		Six months
		ended	Year ended December 31,
		June 30, 2015	2014	2013	2012	2011	2010
Tie out source
1	Income from continuing operations before income taxes	738.7	1,395.1	1,255.2	830.6	892.1	823.3
1	Less: Equity in earnings of unconsolidated affiliates	(23.8)	(32.8)	(35.5)	(29.7)	(30.5)	(40.2)

Calc	Pre tax income before equity in earnings of unconsolidated affiliates	714.9	1,362.3	1,219.7	800.9	861.6	783.1
	Add: Fixed Charges	43.6	99.7	61.7	70.7	79.3	74.3
3	Add: Dividends from unconsolidated affiliates	1.4	19.6	16.5	15.6	21.3	26.0
1	Net (income)/loss attributable to noncontrolling interests in consolidated entities	(11.1)	(13.0)	(42.5)	89.8	107.7	(171.1)

Calc	Earnings	748.8	1,468.6	1,255.4	977.0	1,069.9	712.3
	Fixed charges:
2	Portion of rent expense representing interest	5.3	26.6	17.1	18.4	17.5	15.7
1	Interest	38.3	73.1	44.6	52.3	61.8	58.6

Calc	Total fixed charges	43.6	99.7	61.7	70.7	79.3	74.3
Calc	Ratio of earnings/fixed charges	17.17	14.73	20.35	13.82	13.49	9.59

	Proforma calculation:
	Earnings	748.8	1,468.6
	Fixed charges	53.1	119.0
	Pro Forma ratio of earnings to fixed charges	14.10	12.35